Northern Lights ETF Trust

4020 South 147th Street

Omaha, NE 68137

November 18, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Northern Lights ETF Trust

Delaying Amendment to Initial Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Northern Lights ETF Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its initial registration statement on Form N-1A filed on behalf of ArrowShares Global Yield ETF, a series of the Registrant (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2011.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Hauppauge and the State of New York, on the 18th day of November, 2011.

Sincerely,

/s/James P. Ash

James P. Ash

Assistant Secretary